Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

December 28, 2006

Ms. Cecilia D. Blye,

Chief, Office of Global Security Risk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C., 20549-5546

U.S.A.

Dear Ms. Blye:

We refer to your comment letter dated December 15, 2006 addressed to Takeo Fukui, Chief Executive Officer. We are currently in the process of collecting information which is relevant for preparation of our responses to your comments, and conducting an analysis of the relevant provisions of the Iran Sanctions Act of 1996 in connection with your request for us to discuss the applicability of the Act to our Iran-related activities. Taking into account the estimated time required to complete such information collection and analysis as well as the closure of our offices from December 29, 2006 to January 7, 2007 for winter holidays, we expect to be able to submit a response letter by January 16, 2007.

Your kind understanding would be highly appreciated.

Very truly yours,

/S/ Fumihiko Ike
Fumihiko Ike Director, Chief Financial Officer Honda Motor Co., Ltd.

cc:	Jack Guggenheim
(Division of Corporation Finance
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Kenji Taneda
(Sullivan & Cromwell LLP)